UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of June, 2004

Commission File Number 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Norte Leste Holding Company
(Translation of Registrant's name in English)

Rua Humberto de Campos, 425 - 8º andar
Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 30, 2004

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:-_________________________
Name: Marcos Grodetsky T itle: Investor Relations Officer

 TELE NORTE LESTE ANNOUNCES RATE ADJUSTMENTS

FOR LOCAL AND LONG DISTANCE SERVICES

      Rio de Janeiro, Brazil - June 30, 2004 - TELE NORTE LESTE PARTICIPAÇÕES S.A. (NYSE: TNE), the holding company of telecommunication services providers in Brazil, informs that, as defined in the Concession Agreements and authorized by Anatel, its fixed-line subsidiary Telemar Norte Leste will increase rates for its Local and Long Distance services, based on the IGP-DI index accumulated for the 12-month period ended May 31, 2004, as follows:

•       Monthly Fee/Local Pulse/Public Phone Card Unit = 7.43%

•       Long Distance Basket = 3.20%

•        Installation Fee = - 19.00%

      The long distance interconnection rate will be increased by 3.20% (TU-RIU) and the local interconnection rate will decrease by 10.47% (TU-RL).

      The rate increases will become effective July 02, 2004.

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For more information, please contact:
TNE - INVESTOR RELATIONS
Email: invest@telemar.com.br
Roberto Terziani - 55 (21) 3131-1208 Carlos Lacerda - 55 (21) 3131-1314 Fax: 55 (21) 3131-1155	GLOBAL CONSULTING GROUP Kevin Kirkeby (kkirkeby@hfgcg.com) Tel: 1-646-284-9416 Fax: 1-646-284-9494